                                    January 7, 2022

Ms. Nasreen Mohammed and Mr. Joel Parker
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:     Carriage Services, Inc.
     Form 10-K filed March 2, 2021
     Form 8-K filed July 30, 2021
File No. 001-11961

Dear Ms. Mohammed and Mr. Parker:

This letter responds to the most recent comments Carriage Services, Inc. (“we,” “our” or the “Company”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”), dated December 13, 2021, with respect to our filed responses to the SEC, dated November 2, 2021 and October 5, 2021, respectively, addressing the comments previously submitted to the Company as set forth in the Staff’s Comment Letters dated September 22, 2021 and October 26, 2021, respectively. We appreciate the extension granted by the Commission to prepare our responses.

For your convenience, our responses are prefaced by the text of the Staff’s most recent comments in bold/italicized text below.

Correspondence filed November 2, 2021

Exhibit A: Earnings Release for three months and nine months ended September 30, 2021, page 1.

1.We note your response to our prior comments and the revised earnings release and reissue our comment on prominence. Throughout your press release, you present Non-GAAP financial measures to describe performance while their respective most directly comparable GAAP measures were omitted. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. disclosures in future filings. Refer to Item 10(e)(i)(a) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: We respectfully acknowledge the Staff’s comments and would like to reiterate that our inclusion of these Non-GAAP financial measures in our earnings release for the three months and nine months ended September 30, 2021 (the “Third Quarter Earnings Release”) were intended to continue our efforts to provide greater transparency to investors and to facilitate an additional means for investors to analyze our results and performance. However, we appreciate the Staff’s most recent comments on our Third Quarter Earnings Release, which included language intended to reflect greater prominence of GAAP equivalent measures to Non-GAAP financial measures and address the Staff’s previous comments, and acknowledge that additional prominence should be given to the equivalent GAAP measures.

Accordingly, the Company confirms that it will revise future filings on Forms 8-K, including future earnings releases contained in such future Form 8-K filings, to present any Non-GAAP financial measures along with the most directly comparable GAAP measures with equal or greater prominence in headlines and in the related discussion of the earnings release as required, consistent with Item 10(e)(i)(a) of Regulation S-K and Question 102.10 of the Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.
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Specifically, and as an illustration for the Staff’s reference, to the extent we make statements in future earnings releases that are similar to those made in our Third Quarter Earnings Release as highlighted below, we would revise these statements to include reference to the equivalent GAAP measures (in red), with appropriate adjustments for events applicable to the periods covered by the earnings release, to be consistent with the “equal or greater prominence” requirement of Item 10(e)(i)(a).

        Page 1 – 1st paragraph:

“Our third quarter pre-COVID performance has historically been our lowest seasonal performance quarter because of low seasonal death rates related to warm weather prior to the flu season, as well as our 75% funeral/25% cemetery portfolio revenue mix. Yet our third quarter 2021 performance with Total Revenue of $95.0 million, Field EBITDA of $44.7 million (Field EBITDA Margin of 47.0%), Adjusted Consolidated EBITDA of $32.4 million (Adjusted Consolidated EBITDA Margin of 34.1%), Adjusted Diluted EPS of $0.82, and Adjusted Free Cash Flow of $25.9 million (Adjusted Free Cash Flow Margin of 27.3%), was the second highest in our thirty year history, almost equaling the historically highest performance metrics of this year’s first quarter during the peak spike in COVID deaths (first quarter Adjusted Diluted EPS was $0.81 but after proforma lower interest costs from our bond refinancing on May 13 was $0.90). To compare from a GAAP perspective, our third quarter 2021 performance resulted in Funeral and Cemetery Operating Income of $32.4 million (Funeral and Cemetery Operating Income Margin of 34.1%), Net Income of $13.0 million (Net Income Margin of 13.7%), Diluted EPS of $0.71, and Cash Flow Provided by Operating Activities of $28.3 million (Cash Flow Provided by Operating Activities as a percentage of Total Revenue of 29.7%).”

Page 18 – 1st and 2nd paragraphs:

“Adjusted Free Cash Flow for the nine months ending September 30, 2021 increased 12.5% to $65.4 million and the Adjusted Free Cash Flow Margin decreased 90 basis points to 23.4%. From a GAAP perspective, Cash Flow Provided by Operating Activities for the nine months ending September 30, 2021 increased 2.8% to $69.7 million and Cash Flow Provided by Operating Activities as a percentage of Total Revenue decreased 344 basis points to 24.9%.”

“For the last twelve months Adjusted Free Cash Flow totaled $77.2 million and Adjusted Free Cash Flow Margin was 20.9%. Third quarter Adjusted Free Cash Flow declined $1.7 million or 6.1% to $25.9 million compared to third quarter 2020 primarily due to higher spending on maintenance capital expenditures in the quarter. From a GAAP perspective, Cash Flow Provided by Operating Activities for the last twelve months totaled $84.8 million and Cash Flow Provided by Operating Activities as a percentage of Total Revenue was 22.9%. Third quarter Cash Flow Provided by Operating Activities declined $8.6 million or 23.3% to $28.3 million compared to third quarter 2020.”

2.On page 3 you state, “I care much more about my proforma share count number as the “current shareholder ownership reality” than the sometimes confusing GAAP methodology for diluted shares outstanding. It can actually be misleading in the short term when a company like Carriage has such a rapidly increasing earnings and Free Cash Flow profile in combination with a rapidly shrinking share count, yet the GAAP rule for diluted shares outstanding is a rolling multi-quarter average…” We do not believe it’s appropriate to discredit GAAP measures and give non-GAAP measures more prominence. Please revise. Refer to Item 10(e)(i)(a) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: We respectfully acknowledge the Staff’s comments and while it was not our intention to discredit GAAP measures, but rather provide clarity for investors, we understand how such language could be interpreted in that manner and we will refrain from using similar language in our future filings on Forms 8-K, including future earnings releases contained in such future Form 8-K filings.

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3.Your adjusted proforma diluted EPS includes various adjustments which appear to substitute individually tailored recognition and measurement methods for those of GAAP. For each adjustment being made, please provide us with an analysis of why you believe your presentation is appropriate. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the presentation of “Adjusted Proforma Diluted Earnings Per Share”, as currently discussed and explained throughout the Third Quarter Earnings Release, is intended to provide investors the clearest and most meaningful insight of the positive impact of the Company’s two significant capital allocation transactions that occurred during and proceeding the reporting period to our current and future “Diluted Earnings Per Share”. The Company has reviewed Rule 100(b) of Regulation G and does not believe any untrue or misleading statements have been made in our presentation. To the contrary, we believe that by highlighting the impact of transactions that are not speculative, but have been finalized, to the overall performance of the Company, investors have additional and more detailed information with which to make decisions. To the extent that our presentation was interpreted as a use of Non-GAAP measures that substitute individually tailored revenue recognition and measurement methods in a manner that violates Rule 100(b) of Regulation G, as addressed in Question 100.04 of the Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, the Company would appreciate any further guidance from the Staff to avoid such an interpretation in future presentations of these transactions.

For additional background and the Staff’s further consideration, the “Adjusted Proforma Diluted Earnings Per Share” calculation includes the accretion to Earnings Per Share of the refinancing of our entire debt capital structure, along with the execution of an open market share repurchase program, as if they had occurred as of January 1, 2021. Each of these capital allocation transactions, along with the related proforma adjustments, were detailed throughout our Third Quarter Earnings Release and we respectfully refer to the text or table footnotes, respectively, found on pages 1, 2, 4, 5 & 15.
With respect to our refinancing transaction, the Company refinanced its only outstanding issue of unsecured senior notes in May 2021, which resulted in an approximate 30% or $9.5 million decrease in our annual interest expense. Accordingly, our “Adjusted Proforma Diluted Earnings Per Share” as discussed in our Third Quarter Earnings Release included a reduction of $4 million in interest expense as if the refinancing transaction had occurred on January 1, 2021.

Additionally, our “Adjusted Proforma Diluted Earnings Per Share” included an “Adjusted Diluted Shares Outstanding” of 16.885 million. Specifically, this included the full impact of the 1.5 million shares repurchased during the second and third quarter of 2021 as if they occurred on January 1, 2021. Our “Adjusted Diluted Shares”, which reflected 16.885 million shares, included 16.65 million of actual shares outstanding plus 235,000 dilution from vested in the money options but excludes 511,614 shares of dilution related to our Five Year Good To Great II Shareholder Value Creation Incentive Plan, as those awards are contingent on employment of the participants at the end of 2024.

We hope this letter is responsive to your comments and requests for additional information. If the Staff would like additional detail or believes further discussion would be beneficial, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company’s goal is to resolve the Staff’s comments in a manner that is both timely and acceptable to the Staff.

If you have any questions regarding the foregoing, please feel free to contact me at (713) 332-8424 or Ben Brink, the Company’s Chief Financial Officer and Treasurer, at (713) 332-8441.

Sincerely,

By: /s/ Steven D. Metzger
Steven D. Metzger
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

cc: C. Benjamin Brink, Executive Vice President, Chief Financial Officer and Treasurer, Carriage Services, Inc.
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